UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Azitra Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

05479L104

(CUSIP Number)

Bios Equity Partners, LP 1751 River Run, Suite 400 Fort Worth, Texas 76107 Tel: (817) 984-9197	Polsinelli PC 1401 Eye Street NW, Suite 800 Washington, DC 20005 Attn: Rick Jordan Shashi Khiani Tel: (202) 783-3300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 21, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 05479L104	Page 2 of 32 Pages

1	NAME OF REPORTING PERSONS BIOS FUND I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 799,467 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 799,467 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 799,467 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 799,467 shares of common stock of the Issuer, par value $0.0001 per share (“Shares”), directly held by Bios Fund I, LP (“Bios Fund I”) as of the date hereof.

(2) Based on 12,086,510 Shares, which includes (i) 10,586,510 Shares outstanding as of June 2, 2023, as reported in the Registration Statement on Form S-1/A filed by the Issuer filed with the Securities and Exchange Commission (the “SEC”) on June 13, 2023 (the “S-1/A”) (after giving effect to the forward stock split and the automatic conversion of shares of convertible preferred stock and convertible notes, as disclosed in the S-1/A), and (ii) 1,500,000 Shares issued by the Issuer during its initial public offering (“IPO”), as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on June 21, 2023 (the “Form 8-K”).

CUSIP No: 05479L104	Page 3 of 32 Pages

1	NAME OF REPORTING PERSONS BIOS FUND I QP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 467,613 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 467,613 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 467,613 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9% (2)
14	TYPE OF REPORTING PERSON PN

 (1) Consists of 467,613 Shares, directly held by Bios Fund I QP, LP (“Bios Fund I QP”) as of the date hereof.

(2) Based on 12,086,510 Shares, which includes (i) 10,586,510 Shares outstanding as of June 2, 2023, as reported in the S-1/A (after giving effect to the forward stock split and the automatic conversion of shares of convertible preferred stock and convertible notes, as disclosed in the S-1/A), and (ii) 1,500,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K.

CUSIP No: 05479L104	Page 4 of 32 Pages

1	NAME OF REPORTING PERSONS BIOS FUND II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 335,976 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 335,976 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,976 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8% (2)
14	TYPE OF REPORTING PERSON PN

 (1) Consists of (i) 313,250 Shares and (ii) 22,726 Shares issuable upon exercise of warrants, which are exercisable or will be immediately exercisable within 60 days of the date hereof, directly held by Bios Fund II, LP (“Bios Fund II”) as of the date hereof.

(2) Based on 12,109,236 Shares, which includes (i) 10,586,510 Shares outstanding as of June 2, 2023, as reported in the S-1/A (after giving effect to the forward stock split and the automatic conversion of shares of convertible preferred stock and convertible notes, as disclosed in the S-1/A), (ii) 1,500,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K and (iii) 22,726 Shares issuable upon exercise of warrants held by Bios Fund II.

CUSIP No: 05479L104	Page 5 of 32 Pages

1	NAME OF REPORTING PERSONS BIOS FUND II QP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,097,678 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,097,678 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,097,678 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of (i) 1,023,442 Shares and (ii) 74,236 Shares issuable upon exercise of warrants, which are exercisable or will be immediately exercisable within 60 days of the date hereof, directly held by Bios Fund II QP, LP (“Bios Fund II QP”) as of the date hereof.

(2) Based on 12,160,746 Shares, which includes (i) 10,586,510 Shares outstanding as of June 2, 2023, as reported in the S-1/A (after giving effect to the forward stock split and the automatic conversion of shares of convertible preferred stock and convertible notes, as disclosed in the S-1/A), (ii) 1,500,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K and (iii) 74,236 Shares issuable upon exercise of warrants held by Bios Fund II QP.

CUSIP No: 05479L104	Page 6 of 32 Pages

1	NAME OF REPORTING PERSONS BIOS FUND II NT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 146,938 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 146,938 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,938 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of (i) 137,000 Shares and (ii) 9,938 Shares issuable upon exercise of warrants, which are exercisable or will be immediately exercisable within 60 days of the date hereof, directly held by Bios Fund II NT, LP (“Bios Fund II NT”) as of the date hereof.

(2) Based on 12,096,448 Shares, which includes (i) 10,586,510 Shares outstanding as of June 2, 2023, as reported in the S-1/A (after giving effect to the forward stock split and the automatic conversion of shares of convertible preferred stock and convertible notes, as disclosed in the S-1/A), (ii) 1,500,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K and (iii) 9,938 Shares issuable upon exercise of warrants held by Bios Fund II NT.

CUSIP No: 05479L104	Page 7 of 32 Pages

1	NAME OF REPORTING PERSONS BIOS FUND III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 404,767 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 404,767 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 404,767 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 404,767 Shares directly held by Bios Fund III, LP (“Bios Fund III”) as of the date hereof.

(2) Based on 12,086,510 Shares, which includes (i) 10,586,510 Shares outstanding as of June 2, 2023, as reported in the S-1/A (after giving effect to the forward stock split and the automatic conversion of shares of convertible preferred stock and convertible notes, as disclosed in the S-1/A), and (ii) 1,500,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K.

CUSIP No: 05479L104	Page 8 of 32 Pages

1	NAME OF REPORTING PERSONS BIOS FUND III QP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,643,705 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,643,705 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,643,705 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9% (2)
14	TYPE OF REPORTING PERSON PN

 (1) Consists of 2,643,705 Shares directly held by Bios Fund III QP, LP (“Bios Fund III QP”) as of the date hereof.

(2) Based on 12,086,510 Shares, which includes (i) 10,586,510 Shares outstanding as of June 2, 2023, as reported in the S-1/A (after giving effect to the forward stock split and the automatic conversion of shares of convertible preferred stock and convertible notes, as disclosed in the S-1/A), and (ii) 1,500,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K.

CUSIP No: 05479L104	Page 9 of 32 Pages

1	NAME OF REPORTING PERSONS BIOS FUND III NT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 426,944 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 426,944 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 426,944 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% (2)
14	TYPE OF REPORTING PERSON PN

 (1) Consists of 426,944 Shares directly held by Bios Fund III NT, LP (“Bios Fund III NT”) as of the date hereof.

(2) Based on 12,086,510 Shares, which includes (i) 10,586,510 Shares outstanding as of June 2, 2023, as reported in the S-1/A (after giving effect to the forward stock split and the automatic conversion of shares of convertible preferred stock and convertible notes, as disclosed in the S-1/A), and (ii) 1,500,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K.

CUSIP No: 05479L104	Page 10 of 32 Pages

1	NAME OF REPORTING PERSONS BIOS AZITRA CO-INVEST I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 475,933 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 475,933 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 475,933 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of (i) 436,173 Shares and (ii) 39,760 Shares issuable upon exercise of warrants, which are exercisable or will be immediately exercisable within 60 days of the date hereof, directly held by Bios Azitra Co-invest I, LP (“Bios Azitra Co-invest”) as of the date hereof.

(2) Based on 12,126,270 Shares, which includes (i) 10,586,510 Shares outstanding as of June 2, 2023, as reported in the S-1/A (after giving effect to the forward stock split and the automatic conversion of shares of convertible preferred stock and convertible notes, as disclosed in the S-1/A), (ii) 1,500,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K and (iii) 39,760 Shares issuable upon exercise of warrants held by Bios Azitra Co-invest.

CUSIP No: 05479L104	Page 11 of 32 Pages

1	NAME OF REPORTING PERSONS BIOS EQUITY PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,267,080 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,267,080 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,267,080 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of (i) 799,467 Shares directly held by Bios Fund I and (ii) 467,613 Shares directly held by Bios Fund I QP, in each case, as of the date hereof. Bios Equity Partners, LP (“Bios Equity I”) is the general partner of Bios Fund I and Bios Fund I QP. In its capacity as the general partner of these entities, Bios Equity I may be deemed to have shared voting and/or dispositive power with respect to securities directly held by these entities.

(2) Based on 12,086,510 Shares, which includes (i) 10,586,510 Shares outstanding as of June 2, 2023, as reported in the S-1/A (after giving effect to the forward stock split and the automatic conversion of shares of convertible preferred stock and convertible notes, as disclosed in the S-1/A), and (ii) 1,500,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K.

CUSIP No: 05479L104	Page 12 of 32 Pages

1	NAME OF REPORTING PERSONS BIOS EQUITY PARTNERS II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,056,525 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,056,525 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,056,525 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of (i) 313,250 Shares directly held by Bios Fund II, (ii) 1,023,442 Shares directly held by Bios Fund II QP, (iii) 137,000 Shares directly held by Bios Fund II NT, (iv) 436,173 Shares directly held by Bios Azitra Co-invest, in each case (i-iv), as of the date hereof, (v) 22,726 Shares issuable upon exercise of warrants directly held by Bios Fund II, (vi) 74,236 Shares issuable upon exercise of warrants directly held by Bios Fund II QP, (vii) 9,938 Shares issuable upon exercise of warrants directly held by Bios Fund II NT and (viii) 39,760 Shares issuable upon exercise of warrants directly held by Bios Azitra Co-invest, in each case (v-viii), which are exercisable or will be immediately exercisable within 60 days of the date hereof. Bios Equity Partners II, LP (“Bios Equity II”) is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Azitra Co-invest. In its capacity as the general partner of these entities, Bios Equity II may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by these entities.

(2) Based on 12,233,170 Shares, which includes (i) 10,586,510 Shares outstanding as of June 2, 2023, as reported in the S-1/A (after giving effect to the forward stock split and the automatic conversion of shares of convertible preferred stock and convertible notes, as disclosed in the S-1/A), (ii) 1,500,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K and (iii) 146,660 Shares issuable upon exercise of warrants collectively held by Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Azitra Co-invest.

CUSIP No: 05479L104	Page 13 of 32 Pages

1	NAME OF REPORTING PERSONS BIOS EQUITY PARTNERS III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,475,416 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,475,416 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,475,416 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of (i) 404,767 outstanding Shares directly held by Bios Fund III, (ii) 2,643,705 outstanding Shares directly held by Bios Fund III QP and (iii) 426,944 Shares directly held by Bios Fund III NT, in each case, as of the date hereof. Bios Equity Partners III, LP (“Bios Equity III”) is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT. In its capacity as the general partner of these entities, Bios Equity III may be deemed to have shared voting and/or dispositive power with respect to securities directly held by these entities.

(2) Based on 12,086,510 Shares, which includes (i) 10,586,510 Shares outstanding as of June 2, 2023, as reported in the S-1/A (after giving effect to the forward stock split and the automatic conversion of shares of convertible preferred stock and convertible notes, as disclosed in the S-1/A), and (ii) 1,500,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K.

CUSIP No: 05479L104	Page 14 of 32 Pages

1	NAME OF REPORTING PERSONS CAVU MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,799,021 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,799,021 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,799,021 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.6% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of (i) 799,467 Shares directly held by Bios Fund I, (ii) 467,613 Shares directly held by Bios Fund I QP, (iii) 313,250 Shares directly held by Bios Fund II, (iv) 1,023,442 Shares directly held by Bios Fund II QP, (v) 137,000 Shares directly held by Bios Fund II NT, (vi) 404,767 Shares, directly held by Bios Fund III, (vii) 2,643,705 Shares directly held by Bios Fund III QP, (viii) 426,944 Shares directly held by Bios Fund III NT, (ix) 436,173 Shares directly held by Bios Azitra Co-invest, in each case (i-ix), as of the date hereof, (x) 22,726 Shares issuable upon exercise of warrants directly held by Bios Fund II, (xi) 74,236 Shares issuable upon exercise of warrants directly held by Bios Fund II QP, (xii) 9,938 Shares issuable upon exercise of warrants directly held by Bios Fund II NT and (xiii) 39,760 Shares issuable upon exercise of warrants directly held by Bios Azitra Co-invest, in each case (x-xiii), which are exercisable or will be immediately exercisable within 60 days of the date hereof. Bios Equity I is the general partner of Bios Fund I and Bios Fund I QP. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Azitra Co-invest. Bios Equity III is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT. Cavu Management, LP (“Cavu Management”) is a general partner of Bios Equity I, Bios Equity II and Bios Equity III. In its capacity as a general partner of Bios Equity I, Bios Equity II and Bios Equity III, Cavu Management may be deemed to have shared voting and/or dispositive power with respect to securities directly held by Bios Fund I, Bios Fund I QP, Bios Fund II, Bios Fund II QP, Bios Fund II NT, Bios Fund III, Bios Fund III QP, Bios Fund III NT and Bios Azitra Co-invest (collectively, the “Bios Equity Entities”).

(2) Based on 12,233,170 Shares, which includes (i) 10,586,510 Shares outstanding as of June 2, 2023, as reported in the S-1/A (after giving effect to the forward stock split and the automatic conversion of shares of convertible preferred stock and convertible notes, as disclosed in the S-1/A), (ii) 1,500,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K (iii) 146,660 Shares issuable upon exercise of warrants collectively held by Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Azitra Co-invest.

CUSIP No: 05479L104	Page 15 of 32 Pages

1	NAME OF REPORTING PERSONS BIOS CAPITAL MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,799,021 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,799,021 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,799,021 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.6% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of (i) 799,467 Shares directly held by Bios Fund I, (ii) 467,613 Shares directly held by Bios Fund I QP, (iii) 313,250 Shares directly held by Bios Fund II, (iv) 1,023,442 Shares directly held by Bios Fund II QP, (v) 137,000 Shares directly held by Bios Fund II NT, (vi) 404,767 Shares, directly held by Bios Fund III, (vii) 2,643,705 Shares directly held by Bios Fund III QP, (viii) 426,944 Shares directly held by Bios Fund III NT, (ix) 436,173 Shares directly held by Bios Azitra Co-invest, in each case (i-ix), as of the date hereof, (x) 22,726 Shares issuable upon exercise of warrants directly held by Bios Fund II, (xi) 74,236 Shares issuable upon exercise of warrants directly held by Bios Fund II QP, (xii) 9,938 Shares issuable upon exercise of warrants directly held by Bios Fund II NT and (xiii) 39,760 Shares issuable upon exercise of warrants directly held by Bios Azitra Co-invest, in each case (x-xiii), which are exercisable or will be immediately exercisable within 60 days of the date hereof. Bios Equity I is the general partner of Bios Fund I and Bios Fund I QP. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Azitra Co-invest. Bios Equity III is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT. Bios Capital Management, LP (“Bios Management”) is a general partner of Bios Equity I, Bios Equity II and Bios Equity III. In its capacity as a general partner of Bios Equity I, Bios Equity II and Bios Equity III, Bios Management may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios Equity Entities.

(2) Based on 12,233,170 Shares, which includes (i) 10,586,510 Shares outstanding as of June 2, 2023, as reported in the S-1/A (after giving effect to the forward stock split and the automatic conversion of shares of convertible preferred stock and convertible notes, as disclosed in the S-1/A), (ii) 1,500,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K and (iii) 146,660 Shares issuable upon exercise of warrants collectively held by Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Azitra Co-invest.

CUSIP No: 05479L104	Page 16 of 32 Pages

1	NAME OF REPORTING PERSONS CAVU ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,799,021 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,799,021 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,799,021 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.6% (2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of (i) 799,467 Shares directly held by Bios Fund I, (ii) 467,613 Shares directly held by Bios Fund I QP, (iii) 313,250 Shares directly held by Bios Fund II, (iv) 1,023,442 Shares directly held by Bios Fund II QP, (v) 137,000 Shares directly held by Bios Fund II NT, (vi) 404,767 Shares, directly held by Bios Fund III, (vii) 2,643,705 Shares directly held by Bios Fund III QP, (viii) 426,944 Shares directly held by Bios Fund III NT, (ix) 436,173 Shares directly held by Bios Azitra Co-invest, in each case (i-ix), as of the date hereof, (x) 22,726 Shares issuable upon exercise of warrants directly held by Bios Fund II, (xi) 74,236 Shares issuable upon exercise of warrants directly held by Bios Fund II QP, (xii) 9,938 Shares issuable upon exercise of warrants directly held by Bios Fund II NT and (xiii) 39,760 Shares issuable upon exercise of warrants directly held by Bios Azitra Co-invest, in each case (x-xiii), which are exercisable or will be immediately exercisable within 60 days of the date hereof. Bios Equity I is the general partner of Bios Fund I and Bios Fund I QP. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Azitra Co-invest. Bios Equity III is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT. Cavu Management is a general partner of Bios Equity I, Bios Equity II and Bios Equity III. Cavu Advisors, LLC (“Cavu Advisors”) is the general partner of Cavu Management, and therefore may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios Equity Entities.

(2) Based on 12,233,170 Shares, which includes (i) 10,586,510 Shares outstanding as of June 2, 2023, as reported in the S-1/A (after giving effect to the forward stock split and the automatic conversion of shares of convertible preferred stock and convertible notes, as disclosed in the S-1/A), (ii) 1,500,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K (iii) 146,660 Shares issuable upon exercise of warrants collectively held by Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Azitra Co-invest.

CUSIP No: 05479L104	Page 17 of 32 Pages

1	NAME OF REPORTING PERSONS BIOS ADVISORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,799,021 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,799,021 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,799,021 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.6% (2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of (i) 799,467 Shares directly held by Bios Fund I, (ii) 467,613 Shares directly held by Bios Fund I QP, (iii) 313,250 Shares directly held by Bios Fund II, (iv) 1,023,442 Shares directly held by Bios Fund II QP, (v) 137,000 Shares directly held by Bios Fund II NT, (vi) 404,767 Shares, directly held by Bios Fund III, (vii) 2,643,705 Shares directly held by Bios Fund III QP, (viii) 426,944 Shares directly held by Bios Fund III NT, (ix) 436,173 Shares directly held by Bios Azitra Co-invest, in each case (i-ix), as of the date hereof, (x) 22,726 Shares issuable upon exercise of warrants directly held by Bios Fund II, (xi) 74,236 Shares issuable upon exercise of warrants directly held by Bios Fund II QP, (xii) 9,938 Shares issuable upon exercise of warrants directly held by Bios Fund II NT and (xiii) 39,760 Shares issuable upon exercise of warrants directly held by Bios Azitra Co-invest, in each case (x-xiii), which are exercisable or will be immediately exercisable within 60 days of the date hereof. Bios Equity I is the general partner of Bios Fund I and Bios Fund I QP. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Azitra Co-invest. Bios Equity III is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT. Bios Management is a general partner of Bios Equity I, Bios Equity II and Bios Equity III. Bios Advisors GP, LLC (“Bios Advisors”) is the general partner of Bios Management, and therefore, may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios Equity Entities.

(2) Based on 12,233,170 Shares, which includes (i) 10,586,510 Shares outstanding as of June 2, 2023, as reported in the S-1/A (after giving effect to the forward stock split and the automatic conversion of shares of convertible preferred stock and convertible notes, as disclosed in the S-1/A), (ii) 1,500,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K and (iii) 146,660 Shares issuable upon exercise of warrants collectively held by Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Azitra Co-invest.

CUSIP No: 05479L104	Page 18 of 32 Pages

1	NAME OF REPORTING PERSONS LESLIE WAYNE KREIS, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 91,022 (1)
	8	SHARED VOTING POWER 6,799,021 (2)
	9	SOLE DISPOSITIVE POWER 91,022 (1)
	10	SHARED DISPOSITIVE POWER 6,799,021 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,890,043 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.3% (3)
14	TYPE OF REPORTING PERSON IN

(1) Consists of 91,022 Shares directly held by Circle K Invesco, LP (“Circle K”), over which Mr. Kreis has sole voting and investment control. Circle K is wholly owned by Mr. Kreis.

(2) Consists of (i) 799,467 Shares directly held by Bios Fund I, (ii) 467,613 Shares directly held by Bios Fund I QP, (iii) 313,250 Shares directly held by Bios Fund II, (iv) 1,023,442 Shares directly held by Bios Fund II QP, (v) 137,000 Shares directly held by Bios Fund II NT, (vi) 404,767 Shares, directly held by Bios Fund III, (vii) 2,643,705 Shares directly held by Bios Fund III QP, (viii) 426,944 Shares directly held by Bios Fund III NT, (ix) 436,173 Shares directly held by Bios Azitra Co-invest, in each case (i-ix), as of the date hereof, (x) 22,726 Shares issuable upon exercise of warrants directly held by Bios Fund II, (xi) 74,236 Shares issuable upon exercise of warrants directly held by Bios Fund II QP, (xii) 9,938 Shares issuable upon exercise of warrants directly held by Bios Fund II NT and (xiii) 39,760 Shares issuable upon exercise of warrants directly held by Bios Azitra Co-invest, in each case (x-xiii), which are exercisable or will be immediately exercisable within 60 days of the date hereof. Bios Equity I is the general partner of Bios Fund I and Bios Fund I QP. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Azitra Co-invest. Bios Equity III is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT. Cavu Management is a general partner of Bios Equity I, Bios Equity II and Bios Equity III. Cavu Advisors, an entity controlled by Mr. Kreis, is the general partner of Cavu Management. As the manager of Cavu Advisors, Mr. Kreis may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios Equity Entities.

(3) Based on 12,233,170 Shares, which includes (i) 10,586,510 Shares outstanding as of June 2, 2023, as reported in the S-1/A (after giving effect to the forward stock split and the automatic conversion of shares of convertible preferred stock and convertible notes, as disclosed in the S-1/A), (ii) 1,500,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K and (iii) 146,660 Shares issuable upon exercise of warrants collectively held by Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Azitra Co-invest.

CUSIP No: 05479L104	Page 19 of 32 Pages

1	NAME OF REPORTING PERSONS AARON GLENN LOUIS FLETCHER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 162,020 (1)
	8	SHARED VOTING POWER 6,799,021 (2)
	9	SOLE DISPOSITIVE POWER 162,020 (1)
	10	SHARED DISPOSITIVE POWER 6,799,021 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,961,041 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.9% (3)
14	TYPE OF REPORTING PERSON IN

(1) Consists of (i) 135,808 Shares directly held by Dr. Fletcher, (ii) 13,106 Shares directly held by KF Legacy Fund and (iii) 13,106 Shares directly held by MF Legacy Fund. KF Legacy Fund and MF Legacy Fund are trusts formed for the benefit of Dr. Fletcher’s children. Dr. Fletcher and his wife serve as trustees of each trust.

(2) Consists of (i) 799,467 Shares directly held by Bios Fund I, (ii) 467,613 Shares directly held by Bios Fund I QP, (iii) 313,250 Shares directly held by Bios Fund II, (iv) 1,023,442 Shares directly held by Bios Fund II QP, (v) 137,000 Shares directly held by Bios Fund II NT, (vi) 404,767 Shares, directly held by Bios Fund III, (vii) 2,643,705 Shares directly held by Bios Fund III QP, (viii) 426,944 Shares directly held by Bios Fund III NT, (ix) 436,173 Shares directly held by Bios Azitra Co-invest, in each case (i-ix), as of the date hereof, (x) 22,726 Shares issuable upon exercise of warrants directly held by Bios Fund II, (xi) 74,236 Shares issuable upon exercise of warrants directly held by Bios Fund II QP, (xii) 9,938 Shares issuable upon exercise of warrants directly held by Bios Fund II NT and (xiii) 39,760 Shares issuable upon exercise of warrants directly held by Bios Azitra Co-invest, in each case (x-xiii), which are exercisable or will be immediately exercisable within 60 days of the date hereof. Bios Equity I is the general partner of Bios Fund I and Bios Fund I QP. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Azitra Co-invest. Bios Equity III is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT. Bios Management is a general partner of Bios Equity I, Bios Equity II and Bios Equity III. Bios Advisors, an entity controlled by Dr. Fletcher, is the general partner of Bios Management. As the manager of Bios Advisors, Dr. Fletcher may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios Equity Entities.

(2) Based on 12,233,170 Shares, which includes (i) 10,586,510 Shares outstanding as of June 2, 2023, as reported in the S-1/A (after giving effect to the forward stock split and the automatic conversion of shares of convertible preferred stock and convertible notes, as disclosed in the S-1/A), (ii) 1,500,000 Shares issued by the Issuer during its IPO, as disclosed in the Form 8-K and (iii) 146,660 Shares issuable upon exercise of warrants collectively held by Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Azitra Co-invest.

CUSIP No: 05479L104	Page 20 of 32 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (“Shares”), of Azitra Inc, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 21 Business Park Drive, Branford, CT 06405. All Shares and prices per share presented herein reflect a forward stock split at a ratio of 7.1-for-1 which was effectuated upon the effectiveness of the Issuer's Form S-1 (File No. 333-269876).

Item 2. Identity and Background.

a.	This Schedule 13D is being jointly filed by:

i.	Bios Fund I, LP, a Delaware limited partnership (“Bios Fund I”);

ii.	Bios Fund I QP, LP, a Delaware limited partnership (“Bios Fund QP I”);

iii.	Bios Fund II, LP, a Delaware limited partnership (“Bios Fund II”);

iv.	Bios Fund II QP, LP, a Delaware limited partnership (“Bios Fund II QP”);

v.	Bios Fund II NT, LP, a Delaware limited partnership (“Bios Fund II NT”);

vi.	Bios Fund III, LP, a Delaware limited partnership (“Bios Fund III”);

vii.	Bios Fund III QP, LP, a Delaware limited partnership (“Bios Fund III QP”);

viii.	Bios Fund III NT, LP, a Delaware limited partnership (“Bios Fund III NT”);

ix.	Bios Azitra Co-invest I, LP, a Delaware limited partnership (“Bios Azitra Co-invest”);

x.	Bios Equity Partners, LP, a Texas limited partnership (“Bios Equity I”);

xi.	Bios Equity Partners II, LP, a Texas limited partnership (“Bios Equity II”);

xii.	Bios Equity Partners III, LP, a Texas limited partnership (“Bios Equity III”);

xiii.	Cavu Management, LP, a Texas limited partnership (“Cavu Management”);

xiv.	Bios Capital Management, LP, a Texas limited partnership (“Bios Management”);

xv.	Cavu Advisors, LLC, a Texas limited liability company (“Cavu Advisors”);

xvi.	Bios Advisors GP, LLC, a Texas limited liability company (“Bios Advisors”);

xvii.	Leslie Wayne Kreis, Jr., a United States citizen (“Mr. Kreis”); and

xviii.	Aaron Glenn Louis Fletcher, Ph.D., a United States citizen (“Dr. Fletcher”).

The foregoing are referred to herein collectively as the “Reporting Persons” and individually as a “Reporting Person.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described and defined in Item 6 below.

b.	The principal business address of each Reporting Person is 1751 River Run, Suite 400, Fort Worth, Texas 76107.

CUSIP No: 05479L104	Page 21 of 32 Pages

c.	The principal business of each Reporting person is as follows:

i.	The principal business of Bios Fund I is to invest in securities;

ii.	The principal business of Bios Fund I QP is to invest in securities;

iii.	The principal business of Bios Fund II is to invest in securities;

iv.	The principal business of Bios Fund II QP is to invest in securities;

v.	The principal business of Bios Fund II NT is to invest in securities;

vi.	The principal business of Bios Fund III is to invest in securities;

vii.	The principal business of Bios Fund III QP is to invest in securities;

viii.	The principal business of Bios Fund III NT is to invest in securities;

ix.	The principal business of Bios Azitra Co-invest is to invest in securities;

x.	The principal business of Bios Equity I is to serve as the sole general partner of Bios Fund I and Bios Fund I QP and other related entities;

xi.	The principal business of Bios Equity II is to serve as the sole general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT, Bios Azitra Co-invest and other related entities;

xii.	The principal business of Bios Equity III is to serve as the sole general partner of Bios Fund III, Bios Fund III QP, Bios Fund III NT and other related entities;

xiii.	The principal business of Cavu Management is to serve as a general partner of Bios Equity I, Bios Equity II, Bios Equity III and other related entities;

xiv.	The principal business of Bios Management is to serve as a general partner of Bios Equity I, Bios Equity II, Bios Equity III and other related entities;

xv.	The principal business of Cavu Advisors is to serve as the sole general partner of Cavu Management and other related entities;

xvi.	The principal business of Bios Advisors is to serve as the sole general partner of Bios Management and other related entities;

xvii.	The principal occupation of Mr. Kreis is to serve as the sole manager of Cavu Advisors and as a co-manager of each of Bios Fund I, Bios Fund I QP, Bios Fund II, Bios Fund II QP, Bios Fund II NT, Bios Fund III, Bios Fund III QP, Bios Fund III NT, Bios Azitra Co-invest and other related entities; and

xviii.	The principal occupation of Dr. Fletcher is to serve as the sole manager of Bios Advisors and as a co-manager of each of Bios Fund I, Bios Fund I QP, Bios Fund II, Bios Fund II QP, Bios Fund II NT, Bios Fund III, Bios Fund III QP, Bios Fund III NT, Bios Azitra Co-invest and other related entities.

d.	None of the Reporting Persons who are individuals have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the best of the Reporting Persons’ knowledge, none of their respective executive officers or directors, as applicable, have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No: 05479L104	Page 22 of 32 Pages

e.	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best of the Reporting Persons’ knowledge, none of their respective executive officers or directors, as applicable, have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	The information set forth in Item 2(a) of this Schedule 13D is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference into this Item 3.

As of the date hereof, the Bios Equity Entities (as defined below) may be deemed to beneficially own an aggregate of 6,799,021 Shares, of which 6,199,021 Shares were acquired prior to the Issuer’s initial public offering (“IPO”) and the remaining 600,000 Shares were acquired on June 21, 2023, upon closing of the Issuer’s IPO, as set forth in Item 5. The total consideration paid for the preferred stock and convertible notes, all of which converted into shares of the Issuer’s common stock upon consummation of the IPO, is set forth in Item 5. Bios Fund III, LP, Bios Fund III QP, LP and Bios Fund III NT, LP, acquired 69,880, 456,412 and 73,708 Shares, respectively, at a price of $5 per share on June 21, 2023 at the closing of the IPO. The funds used by the Bios Equity Entities to acquire the securities described herein were obtained from capital contributions from their respective partners.

Of the 6,799,021 Shares beneficially owned by the Bios Equity Entities, warrants to acquire 4,011, 1,753 and 13,092 Shares were acquired prior to the Issuer’s IPO by Bios Fund II, Bios Fund II NT, and Bios Fund II QP, respectively, in April 2018 in connection with the acquisition of unsecured convertible notes for no additional consideration (the “2018 Warrants”). The 2018 Warrants have an exercise price of $0.48 per share and expire in April 2028. Warrants to acquire 8,051, 3,521 and 26,298 Shares were acquired prior to the Issuer’s IPO by Bios Fund II, Bios Fund II NT, and Bios Fund II QP, respectively, in February 2019 in connection with the acquisition of Series A-1 Preferred Stock for no additional consideration (the “February Series A-1 Warrants”). The February Series A-1 Warrants have an exercise price of $5.28 per share and expire in February 2029. Warrants to acquire 10,664, 4,664, 34,846 and 39,760 Shares were acquired prior to the Issuer’s IPO by Bios Fund II, Bios Fund II NT, Bios Fund II QP and Bios Azitra Co-Invest, respectively, in March 2019 in connection with the acquisition of Series A-1 Preferred Stock for no additional consideration (the “March Series A-1 Warrants”). The March Series A-1 Warrants have an exercise price of $5.28 per share and expire in February 2029.

In addition to the Shares held by the Bios Equity Entities (as defined below), as of the date hereof, Mr. Kreis beneficially owns 91,022 Shares that are directly held by Circle K Invesco, LP (“Circle K”), which is wholly owned by Mr. Kreis, which were acquired at $0.27 per share for total consideration of $24,576. The Shares held by Circle K were acquired prior to the Issuer’s IPO using personal funds.

In addition to the Shares held by the Bios Equity Entities (as defined below), as of the date hereof, Dr. Fletcher directly owns 135,808 Shares which were acquired at $0.27 per share for total consideration of $36,668. In addition, Dr. Fletcher indirectly beneficially owns an aggregate of 26,212 Shares, which were acquired by Dr. Fletcher at $0.27 per share for total consideration of $7,077, that are directly held by KF Legacy Trust and MF Legacy Trust, which such trusts are for the benefit of Dr. Fletcher’s children. The Shares directly held by Dr. Fletcher, KF Legacy Trust and MF Legacy Trust were acquired prior to the Issuer’s IPO using personal funds.

CUSIP No: 05479L104	Page 23 of 32 Pages

Item 4. Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by this reference in this Item 4.

The securities covered by this Schedule 13D were acquired by the Bios Equity Entities (as defined below) for investment purposes with the aim of increasing the value of their respective investments and the Issuer.

Mr. Travis Whitfall, a partner at Bios Equity I, is a co-founder of the Issuer and has served on its board of directors since the Issuer’s inception. Therefore, Mr. Whitfall may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in subparagraphs (a) through (j) of this Item 4 of Schedule 13D.

Except as set forth above, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, as part of their ongoing evaluation of the investment described in the Schedule 13D and investment alternatives, the Reporting Persons may consider such matters in the future, and subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with management or the board of directors of the Issuer, other holders of securities of the Issuer or other third parties regarding such matters. The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Shares or other securities of the Issuer, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.

Item 5. Interest in Securities of the Issuer.

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of Shares beneficially owned by the Reporting Persons.

The Reporting Persons may be deemed part of a group within the meaning of Section 13(d) of the Act. Bios Equity I is the general partner of Bios Fund I and Bios Fund I QP (together, the “Bios Equity I Entities”). Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Azitra Co-invest (collectively, the “Bios Equity II Entities”). Bios Equity III is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT (collectively, the “Bios Equity III Entities”). Cavu Management and Bios Management are the general partners of Bios Equity I, Bios Equity II and Bios Equity III. Cavu Advisors, an entity controlled by Mr. Kreis, is the general partner of Cavu Management. Bios Advisors, an entity controlled by Dr. Fletcher, is the general partner of Bios Management. Due to the foregoing relationships, Bios Equity I, Bios Equity II, Bios Equity III, Cavu Management, Bios Management, Cavu Advisors, Bios Advisors, Mr. Kreis and Dr. Fletcher may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios Equity I Entities, the Bios Equity II Entities and the Bios Equity III Entities (collectively, the “Bios Equity Entities”). The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are part of a group within the meaning of Section 13(d) of the Act.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except for the following transactions, none of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any of their respective executive officers or directors, as applicable, has acquired or disposed of, any securities of the Issuer from the 60 days prior to the date hereof:

CUSIP No: 05479L104	Page 24 of 32 Pages

Reporting Person	Date of Transaction (Conversion)	Transaction	Number of Shares of Preferred Stock or Aggregate Principal Amount of Convertible Note	Number of Shares of Common Stock Acquired	Conversion Price	Initial Purchase Price for Preferred Stock or Convertible Note
Bios Fund III	6/21/2023	Automatic conversion of Convertible Note	$465,867	197,701	Conversion price $2.50 per share	$465,867
Bios Fund III	6/21/2023	Automatic conversion of Series B Preferred stock	123,718	137,186	Conversion price $1.11 per share	$757,029
Bios Fund III	6/21/2023	Purchase of Shares in IPO	69,880	69,880	$5.00 per share	$349,400
Bios Fund III QP	6/21/2023	Automatic conversion of Convertible Note	$3,042,747	1,291,258	Conversion price $2.50 per share	$3,042,747
Bios Fund III QP	6/21/2023	Automatic conversion of Series B Preferred Stock	808,058	896,035	Conversion price $1.11 per share	$4,944,519
Bios Fund III QP	6/21/2023	Purchase of Shares in IPO	456,412	456,412	$5.00 per share	$2,282,060
Bios Fund III NT	6/21/2023	Automatic conversion of Convertible Note	$491,387	208,531	Conversion price $2.50 per share	$491,387
Bios Fund III NT	6/21/2023	Automatic conversion of Series B Preferred Stock	130,498	144,705	Conversion price $1.11 per share	$798,519
Bios Fund III NT	6/21/2023	Purchase of Shares in IPO	73,708	73,708	$5.00 per share	$368,540
Bios Fund I	6/21/2023	Automatic conversion of Series A Preferred Stock	799,467	799,467	Conversion price $1.00 per share	$1,829,771
Bios Fund I QP	6/21/2023	Automatic conversion of Series A Preferred Stock	467,613	467,613	Conversion price $1.00 per share	$1,070,229
Bios Fund II	6/21/2023	Automatic conversion of Series A-1 Preferred Stock	232,908	255,503	Conversion price $1.10 per share	$1,181,836
Bios Fund II	6/21/2023	Automatic conversion of Series B Preferred Stock	52,078	57,747	Conversion price $1.11 per share	$318,669
Bios Fund II QP	6/21/2023	Automatic conversion of Series A-1 Preferred Stock	412,389	834,632	Conversion price $1.10 per share	$3,860,619
Bios Fund II QP	6/21/2023	Automatic conversion of Series B Preferred Stock	170,272	188,810	Conversion price $1.11 per share	$1,041,898
Bios Fund II NT	6/21/2023	Automatic conversion of Series A-1 Preferred Stock	101,842	111,720	Conversion price $1.10 per share	$516,789
Bios Fund II NT	6/21/2023	Automatic conversion of Series B Preferred Stock	22,798	25,280	Conversion price $1.11 per share	$139,502
Bios Azitra Co-Invest	6/21/2023	Automatic conversion of Series A-1 Preferred Stock	397,600	436,173	Conversion price $1.10 per share	$2,100,000

CUSIP No: 05479L104	Page 25 of 32 Pages

(d)	To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Bios Equity Entities, Mr. Kreis and Dr. Fletcher have each entered into lock-up agreements (the “Lock-Up Agreements”) with the underwriters of the Issuer’s IPO, agreeing, subject to certain customary exceptions, not to directly or indirectly offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge any Shares or any options to purchase Shares, or any securities convertible into or exchangeable for Shares during the period from the date of the lock-up agreement continuing through the date that is 180 days after the date of the Company’s prospectus, except with the prior written consent of B. Riley Securities, Inc. The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the contents of the form Lock-Up Agreement, a copy of which is attached hereto as an exhibit and is incorporated herein by reference.

Pursuant to an investor rights agreement with the Issuer (as amended, the “Investor Rights Agreement”), the Bios Equity Entities are entitled to certain registration rights, information rights and rights of first offer in favor of certain holders of the Issuer’s preferred stock with regard to certain issuances of the Issuer’s capital stock. The information rights and rights of first offer terminated immediately prior to the consummation of the Issuer’s IPO. The registration rights will terminate upon the earliest of (i) the closing of a deemed liquidation event, (ii) with respect to each covered stockholder, the date when such stockholder can sell all of its registrable shares without restriction under Rule 144 of the Securities Act and (iii) four years after the completion the Issuer’s IPO. The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by the contents of the Investor Rights Agreement, a copy of which is attached hereto as an exhibit and is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) with respect to the joint filing of this Schedule 13D and any further amendment or amendments to the Schedule 13D. The foregoing description of the Joint Filing Agreement does not purport to be complete and is qualified in its entirety by the contents of the Joint Filing Agreement, a copy of which is attached hereto as an exhibit and is incorporated herein by reference.

The form of warrant for the 2018 Warrants, the February Series A-1 Warrants and the March Series A-1 Warrants are attached hereto as an exhibit and is incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement
2	Form of Lock-Up Agreement (Incorporated by reference to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A filed with the SEC on June 13, 2023)
3	Investor Rights Agreement (Incorporated by reference to Exhibit 10.3 to the Issuer's Registration Statement on Form S-1/A filed with the SEC on June 13, 2023).
4	Form of Warrant (Incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1/A filed with the SEC on June 13, 2023)

CUSIP No: 05479L104	Page 26 of 32 Pages

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2023

BIOS FUND I, LP

By:	Bios Equity Partners, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher
Manager

BIOS FUND I QP, LP

By:	Bios Equity Partners, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

CUSIP No: 05479L104	Page 27 of 32 Pages

BIOS FUND II, LP

By:	Bios Equity Partners II, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher
Manager

BIOS FUND II QP, LP

By:	Bios Equity Partners II, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

CUSIP No: 05479L104	Page 28 of 32 Pages

BIOS FUND II NT, LP

By:	Bios Equity Partners II, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS FUND III, LP

By:	Bios Equity Partners III, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

CUSIP No: 05479L104	Page 29 of 32 Pages

BIOS FUND III QP, LP

By:	Bios Equity Partners III, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS FUND III NT, LP

By:	Bios Equity Partners III, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

CUSIP No: 05479L104	Page 30 of 32 Pages

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS AZITRA CO-INVEST, LP

By:	Bios Equity Partners II, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

	By:	Bios Capital Management, LP,
its general partner

		By:	Bios Advisors GP, LLC,
its general partner

			By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS EQUITY PARTNERS, LP

By:	Cavu Management, LP,
its general partner

	By:	Cavu Advisors, LLC,
its general partner

		By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

CUSIP No: 05479L104	Page 31 of 32 Pages

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS EQUITY PARTNERS II, LP

By:	Cavu Management, LP,
its general partner

	By:	Cavu Advisors, LLC,
its general partner

		By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS EQUITY PARTNERS III, LP

By:	Cavu Management, LP,
its general partner

	By:	Cavu Advisors, LLC,
its general partner

		By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

CUSIP No: 05479L104	Page 32 of 32 Pages

By:	Bios Capital Management, LP,
its general partner

	By:		Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

CAVU MANAGEMENT, LP

By:	Cavu Advisors, LLC,
its general partner

	By:		/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

BIOS CAPITAL MANAGEMENT, LP

By:	Bios Advisors GP, LLC
its general partner

	By:		/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher
Manager

CAVU ADVISORS, LLC

By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

BIOS ADVISORS GP, LLC

By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

/s/ Leslie Wayne Kreis, Jr.
LESLIE WAYNE KREIS, JR., in his individual capacity

/s/ Aaron Glenn Louis Fletcher
AARON GLENN LOUIS FLETCHER, in his individual capacity